Exhibit 99.1

ParaZero and Axon Vision Introduce New ForceField Counter-UAS Configuration with DefendAir Net-Based Interception

Integrated capability combines ForceField’s Edge AI architecture with ParaZero’s controlled anon-explosive physical interception technology

KFAR SABA, Israel, July 27, 2026 (GLOBE NEWSWIRE) — ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced a new integrated Counter-UAS capability combining ParaZero’s DefendAir Net Pod with Axon Vision’s ForceField Edge AI-powered defense system.

The new configuration is designed to provide critical infrastructure, airports, energy facilities, homeland security assets and other sensitive sites with an integrated Counter-UAS solution that combines passive electro-optical detection, artificial intelligence-driven threat analysis, engagement management and controlled, non-explosive, net-based physical interception.

The integration introduces DefendAir as an additional response capability within the Axon Vision’s ForceField family, enabling the system to address operational environments where controlled physical interception is preferred.

While the initial ForceField configuration is designed to protect maneuvering forces through an integrated kinetic response, the DefendAir-enabled configuration expands the system’s potential application to fixed and sensitive sites where explosive effects, fragmentation and rounds downrange may be operationally und.

The integrated solution is built around ForceField’s “Detect, Understand, Respond” operational cycle. ForceField provides passive electro-optical detection, AI-driven analysis, engagement management and Man-on-the-Loop control, while DefendAir provides the autonomous net-based interception capability.

The result is a modular Counter-UAS configuration intended to maintain ForceField’s common Edge AI core, operational workflow and decision-making architecture while supporting an additional interception option.

ParaZero and Axon Vision recently demonstrated the integrated configuration during Axon Vision’s trial campaign in Israel, successfully validating interoperability between the two systems under operationally representative conditions.

The companies have signed a non-binding MOU establishing the framework for the parties’ intention for continued integration, development and potential commercialization of the combined capability, which shall be subject to the execution of definitive documentation.

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“Modern Counter-UAS defense requires detection, decision-making and interception capabilities to operate as one integrated architecture,” said Ariel Alon, CEO of ParaZero Technologies. “The integration with ForceField advances our strategy of establishing DefendAir as the standard for net-based physical interception, while expanding the pathways for leading defense companies and system integrators to deploy our technology across critical and sensitive environments.”

“ForceField was designed from day one as an open and modular operational architecture, rather than a single product configuration. Different operational environments require different engagement capabilities,” said Neri Zin, CEO of Axon Vision. “Our collaboration with ParaZero demonstrates how the same ForceField architecture can support complementary interception options while maintaining the same Edge AI core and operational workflow. This approach allows us to address a broader range of operational requirements while continuing to build the ForceField family around a common technology foundation.”

ForceField’s open and modular architecture is designed to support the integration of complementary sensors and effectors while maintaining a common operational and decision-making foundation.

The integration of DefendAir demonstrates how ParaZero’s Net Pod can serve as a physical interception component within broader Counter-UAS architectures developed by defense manufacturers, autonomous platform companies and system integrators.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero’s website.

About Axon Vision

Modern warfare is no longer decided by who detects first, but by who acts first. Axon Vision (TASE: AXN) builds the operational architecture that bridges the gap between sensing a threat and neutralizing it. Running at the tactical edge, the company's systems transform sensor data into actionable decisions, keeping the human in the loop while compressing response times to seconds, or sub-seconds, in autonomous missions. Built on an open, platform-agnostic architecture, Axon Vision solutions integrate sensors and effectors seamlessly across existing military platforms. Continuously trained on operational data, it forges a battlefield advantage no lab can replicate. Axon Vision systems are already deployed in military-grade platforms worldwide through strategic partnerships with leading multinational defense companies.

For further information, visit https://forcefield-landing.netlify.app/

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses continued integration, development and potential commercialization of the combined capability with Axon Vision, the execution of definitive documentation relating to the collaboration with Axon Vision, advancing its strategy of establishing DefendAir as the standard for net-based physical interception and expanding the pathways for leading defense companies and system integrators to deploy its technology across critical and sensitive environments. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

- Where The Threat Ends, Victory Begins

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